Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2017 of Cenovus Energy Inc. of our report dated February 14, 2018, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-163397), Form F-3D (File No. 333-202165), and Form F-10 (File No. 333-220700) of Cenovus Energy Inc. of our report dated February 14, 2018 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Calgary, Alberta

February 15, 2018